Note 1 - Organization

BHA Select Network, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2008 under another name (previously known as Parker Point Capital, LLC) under the laws of the State of Massachusetts. The Company registered for Broker-Dealer Status as BHA Select Network, LLC in July 2013 which was granted on March 5, 2014. The Company provides investment banking and related financial advisory services to alternative investment fund managers. It operates out of one office in Boston, Massachusetts.

The Company is wholly-owned by Brighton House Associates, LLC (the "Parent"), an investment banking firm located in Boston, Massachusetts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All items of income and expense are accounted for on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company has two streams of revenue. For alternative investment fund managers, the Company performs marketing consulting services pre-fundraising. Consulting service revenue is recognized when earned, which generally coincides with the launch of fundraising activities by the alternative investment fund manager. Consulting services received in advance of being earned are included in deferred revenue. Consulting services earned but subject to deferred payment terms are not recorded until such amounts are billable under contract.

Note 2 - Summary of Significant Accounting Policies (concluded)

Based on historical experience, the Company defers a portion of the consulting service revenue beyond the date of the launch of the fundraising activities for any additional consulting services to be delivered through the end of the contract period.

The Company also recognizes "success fee" revenue associated with the efforts of the licensed broker-dealer employees of the Company to raise capital on behalf of alternative investment fund managers. Success fees are recorded as revenue when they are determinable based on the terms in each agreement.

Fee revenue receivable represents amounts earned but not yet received.

Based on historical analysis and customer-specific credit considerations, the Company considers all fees receivable at December 31, 2015 to be collectable, and no allowance for doubtful accounts is deemed necessary at December 31, 2015. Certain fees receivable can be settled in cash or securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or Massachusetts State income taxes are provided as they are the responsibility of the individual members.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass–through entity, are required to be evaluated to determine whether the tax positions are "more likely-than-not" of beings sustained by the applicable tax authorities. There were no uncertain tax positions.

Rent Expense

Rent expense is recorded as a portion of an expense sharing agreement based on a straight-line basis over the term of the lease.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2015, three customers provided 11.71%, 15.22% and 11.71% of the total revenues.

Note 4 - Related Party Transactions

The Company is a wholly-owned subsidiary and shares some operating expenses with the Parent based on an expense sharing agreement dated February 27, 2015, which superseded the previous agreement dated September 25, 2014.

At the time of the new operating expense sharing agreement, there was an amount of $109,094 owed to the Parent, which the Parent contributed to the Company with a corporate resolution as debt forgiveness.

Note 5- Commitments

The Parent is obligated under a lease agreement for office space expiring December 31, 2018. The future rent commitment as part of an expense sharing agreement under this arrangement is as follows:

Year Ending December 31:

2016	$	7,886
2017		8,140
2018		8,394
	$	24,420

Total rent expense for the year ended December 31, 2015 was $56,731.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $44,531 which is $39,531 greater than the minimum net capital required at that date.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2015, this ratio was .63:1.

At December 31, 2014, and through the period ended May 7, 2015, the Company was under the required net capital which was resolved by a capital contribution on May 7, 2015, bringing the Company into compliance.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC, since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.